

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 28, 2017

John P. O'Donnell
President, Chief Executive Officer and Director
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, GA 30005

> **Re: Neenah Paper, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2017**
> **File No. 1-32240**

Dear Mr. O'Donnell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Executive Compensation, page 42

1.   We have reviewed your disclosure regarding your Executive Compensation which is incorporated by reference from your Definitive Proxy Statement. Please expand your discussion of the compensation you awarded to your named executive officers to address the significant changes to your compensation program for the fiscal year ended December 31, 2016. For example, explain why you have changed the target and outstanding levels associated with the "return on capital" and "constant currency sales" components of your performance share unit awards in fiscal year 2016, and why you have removed the "free cash flow as a percentage of net sales" component of those awards. Refer to Item 402(b) of Regulation S-K. We note in that regard comment 2 in

our letter dated September 23, 2015 and your response thereto in your letter dated October 7, 2015.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources